

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via E-mail
Robert A. Rucker
Chief Executive Officer
Tile Shop Holdings, Inc.
14000 Carlson Parkway
Plymouth, MN 55441

> **Re: Tile Shop Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 23, 2012**
> **File No. 333-182482**

Dear Mr. Rucker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 35

Risks Related to TS Holdings, page 42

As a result of the Jumpstart Our Business Startups Act . . ., page 48

1. We note your response to comment 14 in our letter dated July 19, 2012, but we continue to believe that TS Holdings does not qualify as an emerging growth company. Accordingly, please remove this risk factor and any additional references to the company's emerging growth company status. Alternatively, please provide your analysis as to why you believe that TS Holdings is not a successor pursuant to Rule 12g-3 of the Exchange Act. In this regard, we note that Rule 12b-2 of the Exchange Act includes "the acquisition of control of a shell company" within the definition of successor and that JWCAC is a shell company

Background of the Business Combination, page 67

2. We note your response to comment 18 in our letter dated July 19, 2012. If material, please briefly describe the revisions to the preliminary financial projections made by each JWCAC's and the Tile Shop's management which resulted in the revised financial projections disclosed on page 73.

3. We note your response to comment 25 in our letter dated July 19, 2012. Please include prominent disclosure in this section clarifying that JWCAC's management is solely responsible for all models, valuations and opinions contained in the prospectus and that neither Citigroup nor Telsey Advisory group takes any responsibility for any of the matters in which either advisor was consulted.

4. Further, we note your statement in response to comment 25 of our letter dated July 19, 2012 that there is "no 'report, valuation or opinion' of Citigroup or Telsey Advisory Group included or summarized in the registration statement." Please provide us with any report, opinion or appraisal related to any of the matters in which Citigroup or Telsey Advisory Group was consulted that was provided to JWCAC, TS Holdings, or any of their affiliates. Please also tell us why you believe that the assistance provided by Citigroup and Tesley Advisory Group does not constitute a report, opinion or appraisal materially related to the proposed transaction. Refer to Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A. In addition, please provide us with an analysis of any adjustments made by Citigroup or Telsey Advisory Group to the financial model that JWCAC's management sent to Citigroup on May 25, 2012.

JWCAC's Board of Directors' Reasons for the Approval of the Business Combination, page 71

5. We note your response to comment 27 in our letter dated July 19, 2012. Please state clearly, if true, that the sole criteria used to select the comparable companies listed on page 75 is that the companies qualify as either a "high-growth" retailer, a "best-in-class" retailer, or a home improvement retailer. Please also clarify how you defined "high-growth" and "best-in-class" retailers. Additionally, please disclose your basis for the statement that "TS Holdings is likely to be considered to be in one or more of these categories by potential investors."

Unaudited Pro Forma Condensed Combined Financial Information, page 95

Unaudited Pro Forma Condensed Combined Balance Sheet, page 96

6. We note your response to comment 33 in our letter dated July 19, 2012. As requested, please tell us how you determined that 100% of adjustment (K) relates to additional paid in capital. In this regard, redemptions for amounts in excess of the issue price of common stock would generally be removed from contributed capital at

the same amount they were initially recorded at. Redemptions for less than original issue price would be removed from contributed capital at the amounts redeemed giving effect to par value of common stock. Please advise and revise.

7. We note your response to comment 37 in our letter dated July 19, 2012. We understand your response to indicate that as a result of the Section 754 election, outside basis differences will become inside basis and result in inside tax basis exceeding book basis hence a deferred tax asset will be recorded for the *tax effect* of the difference. Likewise the additional tax basis resulting from the business combination will also give rise to additional tax basis but no additional book basis hence a deferred tax asset will be recorded for that difference. Please confirm our understanding is correct up to this point, or clarify it, and answer the following questions:

   - What is the disposition of the existing inside basis difference of $4.1 million upon making the Section 754 election and/or the business combination?

   - Is the business combination accounted for as an acquisition of Tile Shop's assets or an acquisition of Tile Shop's stock for tax purposes? If the latter, does the Section 754 election allow you to push the (presumably) higher stock basis to the assets of the corporation or does the election only apply to conduit entities?

   - If the inside basis differences immediately after consummation of the transaction are approximately $46 million and your statutory tax rate is 40% show us how you calculated the deferred tax asset which should reflect the tax effects of inside basis differences.

   - If it is an acquisition of Tile Shops assets or stock for tax purposes, explain to us your authoritative guidance for tax purposes for treating the acquisition as an acquisition of the Tile Shops as opposed to the reverse.

   We may have further substantive comment upon review of your response.

The Tile Shop's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 120

Liquidity and Capital Resources, page 126

8. We note your response to comment 46 in our letter dated July 19, 2012. Please also disclose whether the reduction in cash and working capital of up to $15 million dollars that could result from redemption payments due to JWCAC shareholders will impact your ability to meet the covenants of the credit agreement detailed in the second paragraph of this section.

TS Holdings Management After the Business Combination, page 132

9. We note your response to comment 48 in our letter dated July 19, 2012. We further note that the description of Mr. Rucker's previous business experience does not appear to include experience performing any of the functions typically performed by the chief financial officer of a public company. Please include a risk factor regarding the fact that you currently do not have a chief financial officer and describe any associated risks, including your CEO's lack of experience in maintaining the financial reporting obligations of a public company.

Beneficial Ownership of Securities, page 149

10. We note your response to comment 49 in our letter dated July 19, 2012. Please also disclose the number of outstanding securities on which the calculations of JWCAC pre-business combination are based.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dieter King for

Mara L. Ransom
Assistant Director

cc: Susan E. Pravda, Esq.